Filed by A Paradise Acquisition Corp. pursuant to Rule 425
under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: A Paradise Acquisition Corp. (File No. 001-42769)
On March 19, 2026, Christian Angermayer, Chairman of Enhanced Ltd, sent the below email to certain sophisticated investors in connection with the proposed business combination between A Paradise Acquisition Corp. and Enhanced Ltd:
Dear Friends!
Those of you following biohacking, longevity, and performance medicine may have noticed a potentially major regulatory shift in the U.S: According to statements made on Joe Rogan’s podcast, Health Secretary Robert F. Kennedy Jr. (RFK) is considering loosening restrictions on several peptides that the FDA previously prohibited compounding pharmacies from producing. In particular, 14 of the 19 peptides placed on the FDA’s “do not compound” list in 2023 may soon be allowed again.
If that happens, it could unlock a massive market opportunity in performance medicine.
Naturally, investors are asking: which companies are best positioned to benefit? One of the most interesting candidates IMHO is not yet on the public markets: my Enhanced Games. That will likely change soon (more on our SPAC merger below) 😉
But first, a quick overview of what we are building with Enhanced Games
Many of you know Enhanced Games as the sports competition where performance-enhancing drugs are not banned but openly allowed and medically supervised. The first Games are scheduled to take place May 24 in Las Vegas.
What imo is less widely understood yet is that the sporting event itself is only one pillar of the business. Enhanced Games is really built around three mutually reinforcing engines:
1.A global sports property
2.A telehealth platform for human enhancement
3.Research and proprietary data around performance protocols
1.A sports property that already has global attention
Launching a new global sports brand typically requires billions in marketing capital. We achieved global awareness without spending anything close to that - simply because the idea itself is provocative and catchy.  People don’t react to Enhanced Games with indifference. They react with emotion. Some say “this is crazy.” Some say “this is immoral.” Others say “finally someone is honest about human enhancement.” But really everybody has a strong opinion.
In entertainment, attention + emotion = distribution.
We plan to monetize this attention through media rights, sponsorships, and partnerships.  But the real opportunity lies beyond the event itself.
2.The Red Bull playbook: turning sports into a consumer brand
Red Bull realized long ago that sports can be a profit center rather than a marketing expense. Their sports ecosystem - from Formula 1 to extreme sports - generates revenue AND at the same time builds enormous brand equity for their consumer products.
Enhanced Games aims to follow a similar playbook.
We are building a consumer brand around performance and enhancement. Our telehealth platform - conceptually similar to HIMS - has just launched and offers medically prescribed performance protocols. Check it out: https://www.enhanced.com/live-enhanced [enhanced.com]
The core strategic question is simple: Which brand will consumers trust when it comes to human enhancement? I believe consumers will trust the company that can show them - credibly and transparently - how elite athletes, who arguably carry the greatest authority in health and performance products (just look at the impact of Serena Williams’ endorsement of GLP-1s), are using these protocols to reach new levels of performance.
3.Data
The third pillar is data. Enhanced Games athletes are exclusively contracted and train under the supervision of our medical teams. We expect this will allow us to collect comprehensive data on:
•Biomarkers
•Performance outcomes
•Enhancement protocols
•Recovery dynamics, etc.
To the best of my knowledge, this will become the first large-scale, structured dataset on enhanced human performance.
The implications are significant. This dataset will aim to enable:
•Optimized protocols for consumers
•Marketing claims others won’t have
•Clinical insights competitors cannot replicate
Those of you familiar with my work with (biotech) companies like AtaiBeckley know that we have deep expertise - arguably unmatched - in turning off-patent molecules into defensible, patent-protected assets through data, protocols, and regulatory strategy. I am confident that applying this playbook potentially creates a very powerful economic opportunity for Enhanced Games.
With Enhanced Games, we nailed the Zeitgeist
Human enhancement is moving from the fringe to the mainstream. Longevity, peptides, hormone optimization, cognitive enhancement - all of these markets are growing rapidly. Check out my blog post from 2 years ago, which outlines my vision: https://christianangermayer.substack.com/p/the-future-is-enhanced [christianangermayer.substack.com]
And finally die Zeitgeist is catching up with my vision. Enhanced Games sits directly at the intersection of:
•performance culture
•telehealth distribution
•enhancement science
•consumer branding

How investors can participate
Enhanced Games announced a SPAC merger last November and is progressing steadily toward closing. Details can be found here:
https://www.enhanced.com/newsroom/enhanced-to-go-public-through-business-combination-with-a-paradise-acquisition-corp [enhanced.com]
And check out the presentation management gave at Enhanced’s analyst day:
https://www.sec.gov/Archives/edgar/data/1956439/000162828026014747/a425-03052025.htm [sec.gov]
For those interested in participating early, SPAC trust shares (ticker: APAD) are already trading. If you buy now and don’t redeem, you become an Enhanced Group investor at the SPAC merger valuation when the transaction closes.
Best,
Christian
Co-Founder and Chairman of Enhanced Ltd
PS: I believe the Enhanced Games will not only serve as a highly effective customer acquisition engine for our telehealth offering, but also as a powerful marketing platform for a wide range of 3rd party (consumer) brands. If you would like to speak with our partnerships team, please let me know.
Important Information for Investors and Shareholders
This communication relates to a proposed transaction involving A Paradise Acquisition Corp. (“A Paradise”) and Enhanced Ltd (“Enhanced” or the “Company”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. A Paradise and Enhanced have filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which includes a document that serves as a prospectus and proxy statement of A Paradise, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all A Paradise shareholders. A Paradise and Enhanced also will file other documents regarding the business combination with the SEC. Before making any voting decision, investors and security holders of A Paradise are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the business combination, as they become available because they will contain important information about the business combination. Neither the SEC nor any securities commission or any other U.S. or non-U.S. jurisdiction has approved or disapproved of the business combination or information included herein.
Investors and security holders are able to obtain free copies of the registration statement, the proxy statement/prospectus, and all other relevant documents filed or that will be filed with the SEC by A Paradise and Enhanced through the website maintained by the SEC at www.sec.gov [sec.gov]. The documents filed by A Paradise with the SEC also may be obtained upon written request to A Paradise Acquisition Corp., The Sun’s Group Center, 29th Floor, 200 Gloucester Road, Wan Chai, Hong Kong, Attention: Claudius Tsang, Chief Executive Officer, +852 9583 3199.

Newest S-4:
https://www.sec.gov/Archives/edgar/data/1956439/000162828026019840/apadu-20260319.htm [sec.gov]
Participants in Solicitation
Enhanced, A Paradise and their respective directors and executive officers may be deemed participants in the solicitation of proxies from A Paradise's stockholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in A Paradise is contained in A Paradise and Enhanced’s registration statement on Form S-4 which has been filed with the SEC, and is available free of charge at the SEC’s website at https://www.sec.gov/ [sec.gov], or by directing a request to A Paradise Acquisition Corp., The Sun’s Group Center, 29th Floor, 200 Gloucester Road, Wan Chai, Hong Kong, Attention: Claudius Tsang, Chief Executive Officer, +852 9583 3199.
Additional information regarding the interests of such participants is contained in the registration statement. A list of the names of the directors and executive officers of Enhanced and information regarding their interests in the business combination is contained in the registration statement. Additional information regarding the interests of such participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC.
Forward-Looking Statements
This communication only speaks at the date hereof and may contain, and related discussions contain, “forward-looking statements” within the meaning of U.S. federal securities laws. These statements include descriptions regarding the intent, belief, estimates, assumptions or current expectations of A Paradise, Enhanced or their respective officers with respect to the consolidated results of operations and financial condition, future events and plans of A Paradise and Enhanced. These forward-looking statements may be identified by a reference to a future period or by the use of forward-looking terminology. Forward-looking statements are typically identified by words such as “expect”, “believe”, “foresee”, “anticipate”, “intend”, “estimate”, “goal”, “strategy”, “plan”, “target” and “project” or conditional verbs such as “will”, “may”, “should”, “could”, or “would” or the negative of these terms, although not all forward-looking statements contain these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs, estimates and projections, and various assumptions, many of which are inherently uncertain and beyond A Paradise’s and Enhanced’s control. Such expectations, beliefs, estimates and projections are expressed in good faith, and management believes there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs, estimates and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to: the outcome of any legal proceedings that may be brought against Enhanced or A Paradise following the announcement of the transactions described herein; the inability to complete the transactions described herein; the failure to obtain required regulatory or shareholder approvals; the valuation of Enhanced in connection with the business combination, which was  determined through negotiations among affiliated parties and may not represent a market-based valuation; Enhanced’s unproven business model, limited operating history, and minimal revenue to date; the success of the inaugural 2026 Enhanced Games and subsequent events; audience, sponsor and media demand for performance-enhanced competition and related products; the availability of financing and proceeds from the private placement financing described herein; public, medical, regulatory, and ethical scrutiny of performance-enhancement substances and telehealth practices; the evolution of applicable sports, health, and data-privacy regulations; competition from established sports organizations and entertainment providers; insurance coverage limitations and increased operating costs; dependence on key management and medical personnel; exposure to litigation, antitrust or regulatory actions; risks related to market volatility, redemptions and the consummation of the business combination; Enhanced’s ability to develop and, expand its information technology and financial infrastructure; Enhanced’s intellectual property position, including the ability to maintain and protect intellectual property; the need to hire additional personnel and ability to attract and retain such personnel; the ability to recruit and retain athletes, coaches and partners; its ability to obtain additional capital and establish, grow and maintain cash flow or obtain additional and adequate financing; the effects of any future indebtedness on Enhanced’s liquidity and its ability to operate the business; its expectations concerning relationships with third parties and partners; the impact of laws and regulations and its ability to comply with such laws and regulations including laws and regulations relating to consumer protection, advertising, tax, data privacy, and anti-corruption; any changes in certain rules and practices of U.S. and Non-U.S. entities, including U.S.A. Swimming, U.S.A. Track & Field, U.S.A Weightlifting, World Anti-Doping Agency, World Aquatics, World Athletics, the International Weightlifting Federation and other sport governing bodies; its expectations regarding the period during which Enhanced will qualify as an emerging growth company under the JOBS Act; the increased expenses associated with being a public company; and Enhanced’s anticipated use of its existing resources and proceeds from the transactions described herein. There may be other risks not presently known to us or that we presently believe are not material that could also cause actual results to differ materially. Analysis and opinions contained in this communication may be based on assumptions that, if altered, can change the analysis or opinions expressed. In light of the significant uncertainties inherent in the forward-looking statements included in this communication, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this communication will be achieved, and you are cautioned not to place substantial weight or undue reliance on these forward-looking statements. These forward-looking statements speak only as of the date they are made and, A Paradise and Enhanced each disclaims any obligation, except as required by law, to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.
References throughout this communication to websites and reports are provided for convenience only, and the content on the referenced websites or in the referenced reports is not incorporated by reference into this communication. Enhanced assumes no liability for any third-party content contained on the referenced websites or in the referenced reports.